UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated August 5, 2013

Commission File Number: 1-13546

STMicroelectronics N.V.
(Name of Registrant)

WTC Schiphol Airport
 Schiphol Boulevard 265
1118 BH Schiphol Airport
The Netherlands

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A press release dated August 5, 2013 announcing changes in STMicroelectronics’ executive management.

PR No. C2731C

STMicroelectronics announces changes in executive management

Carlo Ferro returns to ST as Chief Financial Officer with extended responsibilities
Continues as ST-Ericsson President & CEO through the joint venture wind-down

Geneva – August 5, 2013 – STMicroelectronics (NYSE: STM), a global semiconductor leader serving customers across the spectrum of electronics applications, today announced that Carlo Ferro, President & CEO of ST-Ericsson, will resume his position of Chief Financial Officer of ST while taking on additional responsibilities.

In addition to the CFO role, Ferro will be responsible for legal, central operation planning, procurement, IT and investor relations. He will also remain President and CEO of ST-Ericsson, the 50:50 joint venture between ST and Ericsson, through the wind-down of the company.

Ferro has been ST’s CFO for nine years since May 2003 until March 2012, when he was temporarily assigned to ST-Ericsson.

“Over the past eighteen months, Carlo has done an outstanding job in ST-Ericsson as Chief Operating Officer and then leading the company as CEO through the transition towards the split up of the JV,” said Carlo Bozotti, President & CEO of ST. “Under Carlo’s leadership, the transition has occurred on plan with lower exit costs than anticipated while minimizing the social impact. We will benefit from his return to a fully operational role at ST with extended responsibilities”.

“I would like to thank Mario Arlati for his dedication and contribution as CFO for the past eighteen months,” continued Bozotti. “Mario will now be responsible for Strategies and Business Management in the Sense & Power and Automotive segment, reporting to me”.

Ferro’s appointment will be effective today, August 5, 2013.

About STMicroelectronics
ST is a global leader in the semiconductor market serving customers across the spectrum of sense and power and automotive products and embedded processing solutions. From energy management and savings to trust and data security, from healthcare and wellness to smart consumer devices, in the home, car and office, at work and at play, ST is found everywhere microelectronics make a positive and innovative contribution to people’s life. By getting more from technology to get more from life, ST stands for life.augmented.

In 2012, the Company’s net revenues were $8.49 billion. Further information on ST can be found at www.st.com

For further information, please contact:

INVESTOR RELATIONS:
Tait Sorensen
Group VP, Investor Relations
Tel: +1 602 485 2064
tait.sorensen@st.com

MEDIA RELATIONS:
Nelly Dimey
Director, Corporate Media and Public Relations
Tel: +33 1 58 07 77 85
nelly.dimey@st.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date: August 5, 2013	By:	/s/ Mario Arlati

	Name:	Mario Arlati
	Title:	Executive Vice President and Chief Financial Officer